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                                EXHIBIT T3E-1.3

                              FINANCIAL PROJECTIONS

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INTERNATIONAL WIRE GROUP

Long Range Plan: Income Statement
(Dollars in Thousands)

FISCAL YEAR ENDED DECEMBER 31,           2004        2005        2006        2007        2008
                                      ---------    ---------   ---------   ---------   ---------
Net Sales                             $ 523,401    $ 544,110   $ 573,693   $ 593,087   $ 613,218
Cost of Sales                           446,466      461,210     485,137     499,702     515,363
                                      ---------    ---------   ---------   ---------   ---------
   Gross Profit                          76,935       82,899      88,557      93,385      97,856
Selling, General and Admin Expenses      33,897       36,630      37,871      39,166      40,517
                                      ---------    ---------   ---------   ---------   ---------
   EBITDA                                43,038       46,270      50,686      54,218      57,339
Depreciation & Amortization              22,568       23,872      25,220      26,676      28,235
                                      ---------    ---------   ---------   ---------   ---------
   EBIT                                  20,470       22,398      25,465      27,543      29,103
Interest Expense                         17,067       13,976      13,562      13,196      13,063
Non-Cash Interest                         4,672           --          --          --          --
Restructuring & Other                  (248,873)       1,724         711         711         711
                                      ---------    ---------   ---------   ---------   ---------
   Pre-Tax Income                       247,604        6,697      11,192      13,636      15,329
Tax Provision                               544          610       1,451       1,561       1,793
Discontinued Operations                      --        2,016         524          --          --
                                      ---------    ---------   ---------   ---------   ---------
   Net Income                           247,060        4,072       9,217      12,075      13,536

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INTERNATIONAL WIRE GROUP

Long Range Plan: Balance Sheet
(Dollars in Thousands)

FISCAL YEAR ENDED DECEMBER 31,     2004       2005       2006       2007       2008
                                 --------   --------   --------   --------   --------
CURRENT ASSETS
Cash and Cash Equivalents        $ 10,000   $ 10,000   $ 10,000   $ 19,520   $ 40,466
Accounts Receivable                84,936     91,009     95,975    102,761    106,247
Inventory                          59,996     68,818     72,429     74,591     76,913
Prepaid Expenses and Other         10,157     10,279     10,355     10,432     10,510
                                 --------   --------   --------   --------   --------
   Total Current Assets           165,089    180,106    188,759    207,303    234,135
Net Property Plant & Equipment    116,698    111,198    103,206     94,010     83,300
Other Long-Term Assets            103,596    102,660    101,867    101,123    100,379
                                 --------   --------   --------   --------   --------
   TOTAL ASSETS                   385,384    393,964    393,832    402,436    417,814
                                 ========   ========   ========   ========   ========
CURRENT LIABILITIES
Accounts Payable                   13,777     31,376     32,910     33,943     35,058
Accrued Expenses                   35,934     38,319     40,415     41,557     42,199
Accrued Interest                    2,600      2,500      2,500      2,500      2,500
Exit Revolver                      31,331     17,209      5,203         --         --
                                 --------   --------   --------   --------   --------
   Total Current Liabilities       83,642     89,404     81,028     78,000     79,758
Long-Term Debt                    126,128    125,000    125,000    125,000    125,000
Other Long-Term Liabilities        15,311     15,185     14,213     13,769     13,854
                                 --------   --------   --------   --------   --------
   Total Liabilities              225,080    229,589    220,241    216,770    218,612
Shareholders' Equity              160,303    164,375    173,591    185,666    199,202
                                 --------   --------   --------   --------   --------
   TOTAL LIABILITIES & EQUITY     385,384    393,964    393,832    402,436    417,814
                                 ========   ========   ========   ========   ========

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INTERNATIONAL WIRE GROUP

Long Range Plan: Statement of Cashflows
(Dollars in Thousands)

FISCAL YEAR ENDED DECEMBER 31,           2004         2005          2006         2007         2008
                                       ---------    ---------    ---------    ---------    ---------
Net Income                             $ 247,060    $   4,072    $   9,217    $  12,075    $  13,536
Plus: Depreciation & Amort.               22,568       23,872       25,220       26,676       28,235
Changes in Working Capital
   Accounts Receivable                   (18,806)      (6,073)      (4,966)      (6,785)      (3,486)
   Inventory                                (461)      (8,822)      (3,611)      (2,162)      (2,321)
   Prepaid Expenses and Other              5,829         (122)         (76)         (77)         (78)
   Accounts Payable                         (389)      17,599        1,534        1,034        1,115
   Accrued Expenses                        8,134        2,385        2,096        1,142          642
   Accrued Interest                        9,592         (100)          --           --           --
                                       ---------    ---------    ---------    ---------    ---------
Total Changes in Working Capital           3,899        4,868       (5,023)      (6,849)      (4,128)
Changes in Long-Term Accounts             (2,622)        (312)      (1,158)        (679)        (197)
Gain from Forgiveness of Debt           (261,085)          --           --           --           --
                                       ---------    ---------    ---------    ---------    ---------
Cashflow from Operations                   9,819       32,500       28,256       31,223       37,446
   Less: Capital Expenditures            (17,123)     (17,250)     (16,250)     (16,500)     (16,500)
                                       ---------    ---------    ---------    ---------    ---------
Cash Flow After Investing Activities      (7,304)      15,250       12,006       14,723       20,946
   Repayment of Debt                    (272,387)     (15,250)     (12,006)      (5,203)          --
   Issuance of Debt                      263,709           --           --           --           --
                                       ---------    ---------    ---------    ---------    ---------
Change in Cash                           (15,981)          --           --        9,520       20,946

Beginning Cash                          $ 25,981    $  10,000     $ 10,000    $  10,000    $  19,520
   Change in Cash                        (15,981)          --           --        9,520       20,946
                                       ---------    ---------    ---------    ---------    ---------
Ending Cash                               10,000       10,000       10,000       19,520       40,466

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                         NOTES TO FINANCIAL PROJECTIONS

Principal Assumptions

      The Debtors' Financial Projections are based on, and assume the successful implementation of the Debtors' business plan and the Plan. Both the business plan and the Plan reflect numerous assumptions, including various assumptions regarding the anticipated future performance of the Debtors and their operating subsidiaries, industry performance, general business and economic conditions and other matters, most of which are beyond the control of the Debtors and their operating subsidiaries. Therefore, although the Financial Projections are presented with numerical specificity, the actual results achieved during the Financial Projection period will vary from the actual results and some of the variations could be material. Accordingly, no representation can be or is being made with respect to the accuracy of the Financial Projections or the ability of the Debtors and their subsidiaries or the Reorganized Debtors and their subsidiaries to achieve the projected results of operations. See Section X.B.8 "Certain Risk Factors To Be Considered - Projected Financial Information."

      Although the Debtors believe that the assumptions underlying the Financial Projections, when considered on an overall basis, are reasonable in light of the current circumstances, no assurance can be or is given that the Financial Projections will be realized. In deciding whether to vote to accept or reject the Plan, holders of Claims and Equity Interests entitled to vote on the Plan must make their own determinations as to the reasonableness of such assumptions and the reliability of the Financial Projections.

      Additional information relating to the principal assumptions used in preparing the Financial Projections is set forth below:

Revenues

      Revenues are generated through the sale of wire products, including bare and tin-plated copper wire and insulated copper wire products, to other wire suppliers and original equipment manufacturers. The Company's products include a broad spectrum of copper wire configurations and gauges with a variety of electrical and conductive characteristics and are utilized by a wide variety of customers, primarily in the appliance, automotive, electronics, and data communications and general industrial/energy industries. The Financial Projections assume that sales will be less concentrated in the appliance and automotive markets in 2004 and beyond through higher sales volume levels in the electronics and data communications and general industrial/energy industries as these markets recover after the recent economic downturn.

Cost of Sales

      Cost of sales consists primarily of material, labor and overhead related to the manufacturing of products. The Debtors have projected cost of sales based on historical geographic gross margin percentages and the continued shift of production to lower cost plants. Gross margin percentages are projected to improve beginning in 2004, primarily due to the impact of the recent plant consolidation restructuring, increased absorption of fixed overhead costs from higher capacity utilization and the transfer of production to lower cost sites. Gross margin percentages are expected to increase modestly going forward as continued cost reduction projects and the impact of additional volume offset competitive pricing pressures.

Selling, General and Administrative Expenses

      Selling, general and administrative ("SG&A") expenses consist of sales, customer shipping costs, marketing, customer service and administrative expenses. SG&A expenses are projected to increase throughout the period as the result of higher employee benefit program costs in 2004 and 2005 as well as volume-related costs. SG&A expenses as a percentage of sales remains fairly constant throughout the forecast period.

Interest Expense

      The Financial Projections reflect a reduction in interest as a result of the conversion of a portion of the Subordinated Notes to New Common Stock under the Plan. The interest remaining upon consummation of the Plan relates to the New Exit Facilities Agreement, other debt and capital leases at certain operating subsidiaries of the Debtors and $75,000,000 of New Notes.

Capital Expenditures

      Capital expenditures are expected to remain relatively constant throughout the forecast period as there are no plans for additional plant sites. The capital expenditures are principally for replacement and upgrades of machinery and equipment at existing plants.

Working Capital

      Trade receivables, inventory, accounts payable and accrued liability levels are projected according to historical relationships with respect to purchase and sales volumes and assume the restoration of normal vendor terms in 2005.

Fresh-Start Reporting

      The Debtors expect to qualify for fresh-start reporting as described by the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The Financial Projections do not reflect all adjustments that may result.